Exhibit 99.2

DEUTSCHE BANK AKTIENGESELLSCHAFT

Global Notes, Series A

U.S. DISTRIBUTION AGREEMENT

September 29, 2009

To the Agents listed on the signature page hereof, and each person that shall have become an Agent as provided in Section 2(d) hereof:

Dear Sirs/Mesdames:

Deutsche Bank Aktiengesellschaft, a bank organized under the laws of the Federal Republic of Germany (the “Bank”), confirms its agreement with the Agents with respect to the issue and sale from time to time by the Bank, acting through one or more of its branches (each, an “offering”) of its Global Notes, Series A (the “Notes”).

The Notes will be issued as senior indebtedness of the Bank.  The Notes will be issued pursuant to the provisions of an indenture, dated as of November 22, 2006, among the Bank, Law Debenture Trust Company of New York, as trustee (the “Trustee”), and Deutsche Bank Trust Company Americas, as issuing agent, paying agent and registrar (as it may be supplemented or amended from time to time, the “Indenture”).  The Notes will have the maturities, interest rates, redemption provisions, if any, and other terms as set forth in supplements to the Prospectus referred to below and in Term Sheets (as defined below).

On the basis of the representations and warranties herein contained, but subject to the terms and conditions herein set forth, you agree, upon such appointment, to use reasonable efforts to solicit and receive offers to purchase Notes upon terms acceptable to the Bank at such times and in such amounts as the Bank shall from time to time specify.

The Bank has filed with the Securities and Exchange Commission (the “Commission”) a registration statement (No. 333-162195), including a prospectus, relating to the Notes.  Such registration statement, including the information incorporated by reference therein and the exhibits thereto, as amended at any Representation Date (as hereinafter defined), is hereinafter referred to as the “Registration Statement.”  The prospectus included in the Registration Statement, as supplemented by a prospectus supplement and one or more product supplements and/or pricing supplements setting forth the terms of the Notes, including all material incorporated by reference therein, in the form in which such prospectus, prospectus supplement and product supplement(s) and/or final pricing supplement have most recently been filed, or transmitted for filing, with the Commission pursuant to paragraph (b) of Rule 424 of the rules and regulations adopted by the Commission under the Securities Act of 1933 (the “Securities Act”), is hereinafter referred to as the “Prospectus.”  The terms “supplement,” “amendment” and “amend” as used herein shall include all documents deemed to be incorporated by reference in the Prospectus that are filed subsequent to the date of the Prospectus by the Bank with the Commission pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

1.            Representations and Warranties.  The Bank represents and warrants to and agrees with you as of the Commencement Date (as hereinafter defined), as of each date on which you solicit offers to purchase Notes, as of each date on which the Bank accepts an offer to purchase Notes, as of each date the Bank issues and delivers Notes, and as of each date the Registration Statement or the Prospectus is amended or supplemented, as follows (each, a “Representation Date”), it being understood that such representations, warranties and agreements shall be deemed to relate to the Registration Statement and the Prospectus, each as amended or supplemented to each such date:

(a)           The Registration Statement has become effective; no stop order suspending the effectiveness of the Registration Statement is in effect, and no proceedings for such purpose are pending before or threatened by the Commission; and no proceeding pursuant to Section 8A of the Securities Act against the Bank or any offering of the Notes has been initiated or threatened by the Commission.  The Bank is not an “ineligible issuer” and is a “well-known seasoned issuer,” in each case as defined in Rule 405 under the Securities Act, in connection with the offering of the Notes.

(b)           (i) On the date it became effective under the Securities Act, the Registration Statement conformed in all respects to the requirements of the Securities Act, the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”) and the rules and regulations adopted by the Commission under the Securities Act and the Trust Indenture Act (the “Rules and Regulations”) and did not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading;

(ii)           on the Commencement Date, the Registration Statement and the Prospectus will conform in all respects to the requirements of the Securities Act, the Trust Indenture Act and the Rules and Regulations and will not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading; and

(iii)          at each of the times of amending or supplementing referred to in Section 5 hereof, the Registration Statement and the Prospectus as then amended or supplemented, will conform in all respects to the requirements of the Securities Act, the Trust Indenture Act and the Rules and Regulations, and will not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances in which they were made, not misleading, except that no representation is made with respect to statements in or omissions from the Registration Statement or the Prospectus based upon written information furnished to the

Bank by any Agent specifically for use therein or as to any Statement of Eligibility of a trustee under the Trust Indenture Act filed as an exhibit to the Registration Statement.

(c)           The financial statements of the Bank and its consolidated subsidiaries included in the Registration Statement and Prospectus fairly present in all material respects the financial position of the Bank and its consolidated subsidiaries on a consolidated basis at the dates indicated and the statement of operations, stockholders’ equity and cash flows of the Bank and its consolidated subsidiaries for the periods specified; such financial statements have been prepared in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and endorsed by the European Union applied on a consistent basis throughout the periods involved, except as disclosed therein.

(d)           KPMG AG Wirtschaftspruefungsgesellschaft, the accountants who certified the financial statements of the Bank and its consolidated subsidiares included in the Registration Statement and Prospectus, are independent public accountants as required by the Securities Act and the rules thereunder, including Rule 2-01 of Regulation S-X.

(e)           The Time of Sale Information at each Time of Sale and at the Commencement Date will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, that the Bank makes no representation and warranty with respect to any statements or omissions made in reliance upon and in conformity with information relating to any Agent furnished to the Bank in writing by such Agent expressly for use in such Time of Sale Information.

“Time of Sale” shall mean any time at or prior to the confirmation of any sales of any Notes.

“Time of Sale Information” shall mean the Prospectus most recently filed or transmitted for filing as of such Time of Sale, each prospectus supplement to such Prospectus that relates to the sale of Notes confirmed at such Time of Sale that has been filed or transmitted for filing as of such Time of Sale, each preliminary prospectus or Term Sheet (as defined below), if any, that relates to the sale of Notes confirmed at such Time of Sale that has been filed or transmitted for filing as of such Time of Sale and each “Free Writing Prospectus” (as defined pursuant to Rule 405 under the Securities Act) that has been prepared by or on behalf of the Bank relating to such Notes.

(f)           With respect to an issuance of Notes through you, the Bank (including its agents and representatives, other than the Agents in their capacity as such and selected dealers purchasing Notes as principal from the Agents) has not made, used, prepared, authorized, approved or referred to and will not prepare, make, use, authorize, approve or refer to any written communication (as defined in Rule 405 under the Securities Act) that constitutes an offer to sell or solicitation of an offer to buy the Notes, other than a Free Writing Prospectus approved in advance by you.  At each Time of Sale, each such Free Writing Prospectus included in the applicable Time of Sale Information complied in all material respects with the Securities Act, has been filed in accordance with the Securities Act (to the extent required thereby), did not conflict with the information contained in the Registration Statement and Prospectus and, when taken together with the Prospectus filed prior to such Free Writing Prospectus, did not, and will not, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, that the Bank makes no representation and warranty with respect to any statements or omissions made in each such Free Writing Prospectus in reliance upon and in conformity with information relating to any Agent furnished to the Bank in writing by such Agent expressly for use in any Free Writing Prospectus.

(g)           The Bank has been duly organized and is validly existing as a bank under the laws of the Federal Republic of Germany and has the power and authority (corporate and other) to own its properties and conduct its businesses as described in the Prospectus. The Bank is registered as a foreign company in England and is an EEA Authorised institution authorized to carry out regulated activities (as defined in the Financial Services and Markets Act 2000) in England. The Bank is licensed, registered or qualified to conduct the business in which it is engaged in each jurisdiction where the conduct of its business or the location of its properties requires such licenses, registration or qualification, except for such jurisdictions where the failure to hold such licenses or to so register or qualify will not materially impair the Bank’s ability to make payments hereunder or under the Notes.

(h)           This Agreement has been duly authorized, executed and delivered by the Bank and constitutes the legal, valid and binding obligations of the Bank to be performed through the office through which it has been incurred, enforceable in accordance with its terms except as the enforceability thereof (i) may be limited by bankruptcy, insolvency, reorganization, liquidation, moratorium and other similar laws affecting creditors’ rights generally and (ii) is subject to general principles of equity, regardless of whether such enforceability is considered at a proceeding in equity or at law.

(i)           The Indenture has been duly qualified under the Trust Indenture Act and has been duly authorized, executed and delivered by the Bank and is a valid and binding agreement of the Bank to be performed through the office through which it has been incurred, enforceable in accordance with its terms except as the enforceability thereof (i) may be limited by bankruptcy, insolvency, reorganization, liquidation, moratorium and other similar laws affecting creditors’ rights generally and (ii) is subject to general principles of equity, regardless of whether such enforceability is considered at a proceeding in equity or at law.

(j)           The forms of Notes have been duly authorized and established in conformity with the provisions of the Indenture and, when the Notes have been executed and authenticated in accordance with the provisions of the Indenture and delivered to and duly paid for by the purchasers thereof, the Notes will be entitled to the benefits of the Indenture and will be valid and binding obligations of the Bank to be performed through the office through which they have been incurred, enforceable in accordance with their respective terms except as the enforceability thereof (i) may be limited by bankruptcy, insolvency, reorganization, liquidation, moratorium and other similar laws affecting creditors’ rights generally and (ii) is subject to general principles of equity, regardless of whether such enforceability is considered at a proceeding in equity or at law.

(k)           The execution and delivery by the Bank of the Indenture did not and the execution and delivery by the Bank of this Agreement and the Notes and the performance by the Bank of its obligations under this Agreement, the Notes and the Indenture will not contravene any provision of applicable law or the Bank’s constitutive documents or any agreement or other instrument binding upon the Bank or any of its subsidiaries that is material to the Bank and its subsidiaries, taken as a whole, or any judgment, order or decree of any governmental body, agency or court having jurisdiction over the Bank or any subsidiary, and no consent, approval, authorization or order of, or qualification with, any governmental body or agency is required for the performance by the Bank of its obligations under this Agreement, the Notes and the Indenture, except such as may be required by the securities or Blue Sky laws of the various states in connection with the offer and sale of the Notes; provided, that no representation is made or warranty given as to whether the purchase of the Notes constitutes a “prohibited transaction” under Section 406 of the Employee Retirement Income Security Act of 1974, as amended, or Section 4975 of the Internal Revenue Code of 1986, as amended.

(l)           There has not occurred any material adverse change, or any development involving a prospective material adverse change, in the condition, financial or otherwise, or in the earnings, business or operations of the Bank and its subsidiaries, taken as a whole, from that set forth in the Prospectus.

(m)           There are no legal or governmental proceedings pending or threatened to which the Bank or any of its subsidiaries is a party or to which any of the properties of the Bank or any of its subsidiaries is subject that are required to be described in the Registration Statement or the Prospectus and are not so described or any statutes, regulations, contracts or other documents that are required to be described in the Registration Statement or the Prospectus or to be filed or incorporated by reference as exhibits to the Registration Statement that are not described, filed or incorporated as required.

(n)           The Bank has all necessary consents, authorizations, approvals, orders, certificates and permits of and from, and has made all declarations and filings with, all federal, state, local and other governmental authorities, all self-regulatory organizations and all courts and other tribunals, to own, lease, license and use its properties and assets and to conduct its business in the manner described in the Prospectus, except to the extent that the failure to obtain or file would not have a material adverse effect on the Bank and its subsidiaries, taken as a whole.

(o)           The Bank is not, and after giving effect to the offering and sale of the Notes and the application of the proceeds thereof as described in the Prospectus, will not be required to register as an “investment company” as such term is defined in the Investment Company Act of 1940, as amended.

Notwithstanding the foregoing, it is understood and agreed that the representations and warranties set forth in Section 1(j) and 1(k) (except as to due authorization of the forms of Notes), when made as of the Commencement Date, or as of any date on which you solicit offers to purchase Notes, with respect to any Notes the payments of principal or interest on which, or any other payments with respect to which, will be determined by reference to one or more currencies, commodities, securities of entities that may or may not be affiliated with the Bank, baskets of such securities, indices or other factors, shall be deemed not to address the application of the Commodity Exchange Act, as amended, or the rules, regulations or interpretations of the Commodity Futures Trading Commission.

2.             Solicitations as Agents.

(a)           Solicitations as Agents.  In connection with your actions as selling agents, you agree to use reasonable efforts to solicit offers to purchase Notes upon the terms and conditions set forth in the Prospectus as then amended or supplemented, including by the applicable product supplement and/or the Free Writing Prospectus and/or final term sheet or pricing supplement.  The Bank may from time to time offer Notes for sale otherwise than through an Agent.

The Bank reserves the right, in its sole discretion, to instruct you to suspend at any time, for any period of time or permanently, the solicitation of offers to purchase Notes.  Upon receipt of instructions from the Bank, you will forthwith suspend solicitations of offers to purchase Notes from the Bank until such time as the Bank has advised you that such solicitation may be resumed.  While such solicitation is suspended, the Bank shall not be required to deliver any certificates, opinions or letters in accordance with Sections 5(a), 5(b) and 5(c); provided, that if the Registration Statement or Prospectus is amended or supplemented during the period of suspension (other than by an amendment or supplement providing solely for (i) the specific terms of the Notes, or (ii) for a change you deem to be immaterial), you shall not be required to resume soliciting offers to purchase Notes until the Bank has delivered such certificates, opinions and letters as you may request.

The Bank agrees to pay to you, as consideration for the sale of each security resulting from a solicitation made or an offer to purchase received by you in connection with an offering in which you were appointed as a selling agent, a commission in a form (which may be a discount from the price to public or a separate fee) and amount to be agreed upon and as specified in the Free Writing Prospectus or pricing supplement relating to such Notes.  Without the prior approval of the Bank, no Agent (acting on an agency basis) may reallow any portion of the commission payable pursuant hereto to dealers or purchasers in connection with the offer and sale of any Notes.

You shall communicate to the Bank, orally or in writing, each offer to purchase Notes received by you as agent that in your judgment should be considered by the Bank.  The Bank shall have the sole right to accept offers to purchase Notes and may reject any offer in whole or in part.  You shall have the right to reject any offer to purchase Notes that you consider to be unacceptable, and any such rejection shall not be deemed a breach of your agreements contained herein.  The procedural details relating to the issue and delivery of Notes sold by you as agent and the payment therefor shall be as set forth in the Administrative Procedures (as hereinafter defined).

(b)           [Intentionally omitted.]

(c)           Administrative Procedures.  You and the Bank agree to perform the respective duties and obligations specifically provided to be performed in the Administrative Procedures for Global Notes, Series A (the “Administrative Procedures”) that are attached hereto as Exhibit B, as amended from time to time.  The Administrative Procedures may be amended only by written agreement of the Bank and you.

(d)           Additional Agents.  The Bank may from time to time appoint one or more additional financial institutions experienced in the distribution of securities similar to the Notes (each such additional institution herein referred to as an “Additional Agent”) as agent(s) hereunder pursuant to an agent accession letter (an “Agent Accession Letter”), substantially in the form attached hereto as Exhibit C, whereupon such Additional Agent shall, subject to the terms and conditions of this Agreement and the Agent Accession Letter, become a party to this Agreement as an agent, vested with all of the authority, rights and powers and subject to all the duties and obligations of an Agent as if originally named as an Agent hereunder.  If the Bank shall appoint any Additional Agent(s) pursuant to an Agent Accession Letter in accordance with this subsection (d), the Bank shall provide each Agent with a copy of such executed Agent Accession Letter.

(e)           Delivery.  The documents required to be delivered by Section 4 of this Agreement as a condition precedent to your obligation to begin soliciting offers to purchase Notes as agent of the Bank shall be delivered at the office of Davis Polk & Wardwell LLP, not later than 4:00 p.m., New York time, on the date hereof, or at such other time and/or place as you and the Bank may agree upon in writing, but in no event later than the day prior to the date on which you begin soliciting offers to purchase Notes pursuant to such Offering.  The date of delivery of such documents is referred to herein as the “Commencement Date.”

3.             Agreements.  The Bank agrees with you that:

(a)           Before using, authorizing, approving, referring to or filing any Free Writing Prospectus pertaining to a Note being offered by you, the Bank will furnish to you and your counsel a copy of the proposed Free Writing Prospectus for review and will not use, authorize, approve, refer to or file any such Free Writing Prospectus to which you object in your reasonable judgment.  The Bank will furnish to each Agent copies of the Prospectus and of the Registration Statement (including the exhibits thereto relating to the offering by the Bank thereunder of the Notes, but excluding the documents incorporated by reference), all amendments and supplements to the Prospectus and the Registration Statement, and each Free Writing Prospectus relating to the Notes to be offered and sold, in each case as soon as available and in such quantities as shall be reasonably requested.  The Bank will prepare, prior to the applicable Time of Sale, with respect to any Notes to be sold through or to the Agents, a Free Writing Prospectus in accordance with Section 3(a) hereof in the form of a term sheet or preliminary pricing supplement with respect to such Notes (a “Term Sheet”) and will if required by Rule 433 file such Term Sheet with the Commission pursuant to Rule 433 under the Securities Act not later than the time specified by such rule.  The Bank will file the final version of the Term Sheet, containing the final terms of the relevant Notes, as a pricing supplement pursuant to the requirements of Rule 424(b) of the Securities Act, two days after the earlier of the date such terms became final or the date of first use (each a “Pricing Supplement”).

(b)           The Bank will promptly advise you (i) of the filing and effectiveness of any amendment to the Registration Statement, (ii) of any request by the Commission for any amendment to the Registration Statement or any amendment or supplement to the Prospectus or for any additional information, (iii) of the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement or the institution or threatening of any proceeding for that purpose and (iv) of the receipt by the Bank of any notification with respect to the suspension of the qualification of the Notes for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose.

(c)           If, at any time when a prospectus or Time of Sale Information relating to the Notes is required to be delivered under the Securities Act, any event occurs or condition exists as a result of which the Prospectus or Time of Sale Information, as then amended or supplemented, would include an untrue statement of a material fact, or omit to state any material fact necessary to make the statements therein, in the light of the circumstances when the Prospectus or Time of Sale Information, as then amended or supplemented, is delivered to a purchaser, not misleading, or if, in your opinion or in the opinion of the Bank, it is necessary at any time to amend or supplement the Prospectus or Time of Sale Information, as then amended or supplemented, to comply with applicable law, the Bank will immediately notify you by telephone (with confirmation in writing) to suspend solicitation of offers to purchase Notes and, if so notified by the Bank, you shall forthwith suspend such solicitation and cease using the Prospectus or Time of Sale Information, as then amended or supplemented.  If the Bank shall decide to amend or supplement the Registration Statement, Prospectus or Time of Sale Information, as then amended or supplemented, it shall so advise you promptly by telephone (with confirmation in writing) and, at its expense, shall prepare and cause to be filed promptly with the Commission an amendment or supplement to the Registration Statement, Prospectus or Time of Sale Information, as then amended or supplemented, satisfactory in all respects to you, that will correct such statement or omission or effect such compliance and will supply such amended or supplemented Prospectus or Time of Sale Information to you in such quantities as you may reasonably request.  If any documents, certificates, opinions and letters furnished to you pursuant to paragraph (f) below and Sections 5(a), 5(b) and 5(c) in connection with the preparation and filing of such amendment or supplement are satisfactory in all respects to you, upon the filing with the Commission of such amendment or supplement to the Prospectus or upon the effectiveness of an amendment to the Registration Statement, you will resume the solicitation of offers to purchase Notes hereunder.

(d)           The Bank will make generally available to its security holders and to you as soon as practicable earning statements that satisfy the provisions of Section 11(a) of the Securities Act and the rules and regulations of the Commission thereunder covering twelve month periods beginning, in each case, not later than the first day of the Bank’s fiscal quarter next following the “effective date” (as defined in Rule 158 under the Securities Act) of the Registration Statement with respect to each sale of the Notes.  If such fiscal quarter is the first fiscal quarter of the Bank’s fiscal year, such earning statement shall be made available not later than 90 days after the close of the period covered thereby and in all other cases shall be made not later than 45 days after the close of the period covered thereby.

(e)           The Bank will endeavor, in cooperation with the Agents, to qualify the Notes for offer and sale under the securities or Blue Sky laws of such jurisdictions as you shall reasonably request and to maintain such qualifications for as long as may be required for the distribution of the Notes.

(f)           During the term of this Agreement, the Bank shall furnish to you such relevant documents and certificates of officers of the Bank relating to the business, operations and affairs of the Bank, the Registration Statement, the Prospectus, any amendments or supplements thereto, any Time of Sale information, the Indenture, the Notes, this Agreement, the Administrative Procedures and the performance by the Bank of its obligations hereunder or thereunder as you may from time to time reasonably request.

(g)           The Bank shall notify you promptly in writing of any downgrading that occurs on or following the Commencement Date, or of its receipt of any notice on or following the Commencement Date of any intended or potential downgrading or of any review for possible change that does not indicate the direction of the possible change, in the long-term senior unsecured debt rating accorded the Bank by any “nationally recognized statistical rating organization,” as such term is defined for purposes of Rule 436(g)(2) under the Securities Act.

(h)           The Bank will, whether or not any sale of Notes is consummated, pay all expenses incident to the performance of its obligations under this Agreement, including: (i) the preparation and filing of the Registration Statement, the Prospectus and all amendments and supplements thereto, and Time of Sale Information, (ii) the preparation, issuance and delivery of the Notes, (iii) the fees and disbursements of the Bank’s counsel and accountants and of the Trustee and its counsel, (iv) the qualification of the Notes under securities or Blue Sky laws in accordance with the provisions of Section 3(e), including filing fees and the fees and disbursements of your counsel in connection therewith and in connection with the preparation of any Blue Sky or Legal Investment Memoranda, (v) the printing and delivery to you in quantities as hereinabove stated of copies of the Registration Statement and all amendments thereto, of the Prospectus and any amendments or supplements thereto, and the Time of Sale Information (vi) the printing and delivery to you of copies of the Indenture, and any Blue Sky or Legal Investment Memoranda, (vii) any fees charged by rating agencies for the rating of the

Notes, and (viii) the fees and expenses, if any, incurred with respect to any filing with the Financial Industry Regulatory Authority, Inc. (“FINRA”) (formerly known as the National Association of Securities Dealers, Inc. (the “NASD”)), and (ix) the fees and disbursements of Davis Polk & Wardwell LLP.

(i)  The Bank acknowledges and agrees that (i) the purchase and sale of Notes pursuant to this Agreement, including the determination of the price for the Notes and your compensation, is, as far as the Bank is concerned, an arm’s-length commercial transaction between the Bank, on the one hand, and you, on the other hand, (ii) in connection therewith and with the process leading to such transaction, you are acting solely as a principal and not the agent (except to the extent explicitly set forth herein) or fiduciary of the Bank or any of its affiliates, (iii) you have not assumed any advisory or fiduciary responsibility in favor of the Bank or any of its affiliates with respect to the offering of Notes contemplated by this Agreement or the process leading thereto (irrespective of whether you have advised or are currently advising the Bank or any of its affiliates on other matters) or any other obligation to the Bank or any of its affiliates with respect to any offering of Notes except the obligations explicitly set forth in this Agreement, (iv) you and your affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Bank and its affiliates, and (v) you have not provided any legal, accounting, regulatory or tax advice with respect to the transactions contemplated by this Agreement, and the Bank has consulted its own legal and financial advisors to the extent it deemed appropriate.

4.            Conditions of the Obligations of the Agents.  Your obligation to solicit offers to purchase Notes as agent of the Bank in connection with any offering of Notes will be subject to the accuracy of the representations and warranties on the part of the Bank herein, to the accuracy of the statements of the Bank’s officers made in each certificate furnished pursuant to the provisions hereof and to the performance and observance by the Bank of all covenants and agreements herein contained on its part to be performed and observed (at the time of such solicitation) and to the following additional conditions precedent when and as specified below:

(a)           Prior to such solicitation, as the case may be:

(i)           there shall not have occurred any change, or any development involving a prospective change, in the condition, financial or otherwise, or in the earnings, business or operations of the Bank and its subsidiaries, taken as a whole, from that set forth in the Prospectus or Time of Sale Information, as amended or supplemented at the time of such solicitation or at the time such offer to purchase was made, that is not described in the Time of Sale Information and that, in your judgment, is material and adverse and that makes it, in your judgment, impracticable to market the Notes on the terms and in the manner contemplated by the Prospectus or Time of Sale Information, as so amended or supplemented;

(ii)           there shall not have occurred any of the following: (a) a suspension or material limitation in trading in securities generally on the New York Stock Exchange or the Frankfurt Stock Exchange; (b) a general moratorium on commercial banking activities in New York or London declared by the relevant regulatory authorities or on commercial banking activities in the Federal Republic of Germany declared by German authorities; and (c) any outbreak or material escalation of hostilities or other national or international calamity or crisis the effect of which shall be such as to make it, in your judgment, impracticable or inadvisable to proceed with the purchase of the Notes by you on the terms and in the manner contemplated in the Prospectus or Time of Sale Information;

(iii)           the Prospectus, each Free Writing Prospectus and all other Time of Sale Information shall have been timely filed with the Commission under the Securities Act (in the case of a Free Writing Prospectus and all other Time of Sale Information, to the extent required by Rule 433 under the Securities Act); and

(iv)           since the date on which the Bank has filed with the Commission the Bank’s most recent Annual Report on Form 20-F, there shall not have occurred any downgrading, nor shall any notice have been given of any intended or potential downgrading or of any review for a possible change that does not indicate the direction of the possible change, in the long-term senior unsecured debt rating accorded the Bank by any “nationally recognized statistical rating organization,” as such term is defined for purposes of Rule 436(g)(2) under the Securities Act;

(A) except, in each case described in paragraph (i), (ii) or (iv) above, as disclosed to you in writing by the Bank prior to such solicitation or (B) the relevant event shall have occurred and been known to you prior to such solicitation.

(b)           On the Commencement Date, you shall have received:

(i)            The opinion, dated as of such date, of the Bank’s Legal Department, or of other counsel satisfactory to you and who may be an official of the Bank, substantially to the effect that:

(A)           the Bank is duly organized and validly existing as a stock corporation (Aktiengesellschaft) under the laws of the Federal Republic of Germany and has full power and authority to engage in banking business in the Federal Republic of Germany; the Bank is qualified, as far as the laws of the Federal Republic of Germany are concerned, to conduct the business in which it is engaged in each jurisdiction where it conducts business;

(B)           the Bank has corporate power and capacity to execute and deliver the Indenture, the Notes and this Agreement and to perform its obligations thereunder and hereunder;

(C)           the execution and delivery of the Indenture, the Notes and this Agreement have been duly authorized by all necessary corporate action of the Bank;

(D)           each of the Indenture and this Agreement has been duly executed and delivered on behalf of the Bank;

(E)           the forms of the Notes have been duly authorized and established by the Bank;

(F)           the terms of a particular issuance of Notes will be, when established by an Issuer Order executed by two persons named as attorneys-in-fact of the Bank in a power of attorney executed by two members of the Management Board of the Bank, duly authorized by the Bank;

(G)           when Notes of a particular issuance have been executed by two persons named as attorneys-in-fact of the Bank in a power of attorney executed by two members of the Management Board of the Bank they will have been validly executed on behalf of the Bank, and when such executed Notes have been authenticated by the Trustee in accordance with the provisions of the Indenture and delivered to and duly paid for by the purchasers thereof, they will be valid and binding obligations of the Bank to be performed through the office through which they have been incurred;

(H)           none of the execution and delivery of the Indenture, the Notes and this Agreement, the issuance of the Notes pursuant to the Indenture, the offering and sale of the Notes in accordance with this Agreement and the performance by the Bank (acting through its head office or a branch office) of its obligations under the Indenture, the Notes or this Agreement (x) requires the consent, approval, authorization, registration or qualification of or with any governmental authority in the Federal Republic of Germany or (y) conflicts with or results in a breach or violation of any of the terms and provisions of, or constitute a default under, any indenture, mortgage, deed of trust, lease or other agreement or instrument, known to us after due inquiry, to which the Bank is a party or by which the Bank or its properties are bound, or the Articles of Association (Satzung) of the Bank or any statute in the Federal Republic of Germany or any judgment, decree, order, rule or regulation of any court or other governmental authority or any arbitrator known to us after due inquiry and applicable to the Bank;

(I)           to the best of such counsel’s knowledge, there are no legal or governmental actions, suits or proceedings before or by any court of governmental agency or body in the Federal Republic of Germany now pending or threatened against or affecting the Bank or its property other than as set forth in the Registration Statement and Prospectus, as amended and supplemented to date, and other than litigation that in each case is reasonably expected not to have a material adverse effect on the financial condition of the Bank and its consolidated subsidiaries, taken as a whole, or the ability of the Bank to perform its obligations under the Indenture, the Notes and this Agreement (through its head office or a branch office);

(J)           it is not necessary under the law of the Federal Republic of Germany in order to enable either the Trustee or, to the extent permitted by the provisions of the Indenture, the holder of a Note to enforce rights under the Indenture that it should, as a result solely of its holding of the Note, be licensed, qualified or otherwise entitled to carry on business in the Federal Republic of Germany;

(K)           the obligations of the Bank under the Indenture, the Notes and this Agreement constitute direct, unconditional, unsecured and unsubordinated obligations of the Bank to be performed through the office through which they have been incurred and rank at least pari passu with all other outstanding unsecured and unsubordinated obligations of the Bank for borrowed money and to general depositors, subject, however, to the priority conferred by the operation of German law upon some liabilities, such as costs of the insolvency proceeding and liabilities incurred as a result of the acts of the administrator for the insolvent estate;

(L)           any judgment against the Bank enforcing the Notes, the Indenture and this Agreement given by the State or Federal courts of the State of New York would be recognized and enforced in the Federal Republic of Germany, provided that the requirements of section 328 of the German Code of Civil Procedure (Zivilprozessordnung) are met, in particular that:

(1)           the courts have subject matter jurisdiction and there is no exclusive German jurisdiction, and confirming that (x) as regards the enforcement of the Indenture and the Notes, Section 11.12 of the Indenture is sufficient to confer jurisdiction to the courts referred to therein and (y) as regards the enforcement of this Agreement against the Bank, Section 13 of this Agreement is sufficient to confer jurisdiction to the courts referred to therein;

(2)           the Bank has put in a general appearance in the proceedings or actual personal service of process has been made on the Bank in a proper way (service of process in accordance with the provisions of the Process Agent Letter dated September 29, 2009, between the Bank and Deutsche Bank Americas Holding Corp. would be sufficient for such purposes) and timely enough to raise proper defenses;

(3)           such judgment is not contrary to an existing judgment which is to be recognized in the Federal Republic of Germany;

(4)           such judgment has not resulted from legal proceedings begun subsequent to other legal proceedings regarding the same subject matter, which legal proceedings are incompatible therewith;

(5)           the recognition of the foreign judgment is not obviously contrary to essential principles of the law of the Federal Republic of Germany, in particular rights granted under the constitutional law of the Federal Republic of Germany; they have no reason to believe that any payment judgment (other than for penal damages) enforcing the Indenture, the Notes or this Agreement, which judgment is in line with the law and the public policy of New York, would be obviously contrary either to the essential principles of the law of the Federal Republic of Germany or of the rights granted under the constitutional law of the Federal Republic of Germany; and

(6)           reciprocity of recognition of judgments between the Federal Republic of Germany and the jurisdiction rendering the judgment exists; and confirming that based upon counsel’s understanding with respect to the recognition of foreign money judgments by State and Federal courts in New York, it is unlikely that as between such courts and the courts of the Federal Republic of Germany at present reciprocity would be deemed not to exist.

(ii)           The opinion, dated as of such date, of Cleary, Gottlieb Steen & Hamilton LLP, special U.S. counsel to the Bank, substantially to the effect that:

(A)           the Indenture has been duly qualified under the Trust Indenture Act and assuming that it has been duly authorized, executed, and delivered by the Bank as a matter of German law, each of the Indenture and this Agreement is a valid,  binding and enforceable agreement of the Bank, except (x) as the enforceability thereof (1) may be limited by bankruptcy, insolvency, reorganization, liquidation, moratorium and other similar laws affecting creditors' rights generally, (2) is subject to general principles of equity, regardless of whether such enforceability is considered at a proceeding in equity or law, (3) is subject to judicial application of foreign laws or foreign governmental actions affecting creditors’ rights and (4) that the effective interest rates on the Notes will comply with all applicable usury laws and (y) that such counsel expresses no opinion with respect to Section 7 hereof providing for indemnification and contribution;

(B)           assuming the forms of the Notes have been duly authorized by the Bank as a matter of German law, the forms of the Notes have been duly authorized and established in conformity with the provisions of the Indenture, and when the Notes have been executed by the Bank and authenticated by the Trustee or its duly appointed agent in accordance with the provisions of the Indenture, and delivered to and duly paid for by the purchasers thereof, the Notes will be entitled to the benefits of the Indenture, and will be valid, binding and enforceable obligations of the Bank, except as the enforceability thereof (i) may be limited by bankruptcy, insolvency, reorganization, liquidation, moratorium and other similar laws affecting creditors' rights generally, (ii) is subject to general principles of equity, regardless of whether such enforceability is considered at a proceeding in equity or law, (iii) is subject to judicial application of foreign laws or foreign governmental actions affecting creditors’ rights and (iv) that the effective interest rates on the Notes will comply with all applicable usury laws;

(C)           the issuance and sale of the Notes pursuant to this Agreement and the performance by the Bank of its obligations in this, the Indenture and the Notes will not (a) result in a violation of any United States federal or New York State law or published rule or regulation that in such counsel’s experience normally would be applicable to general business entities with respect to such issuance, sale or performance or (b) require any consent, approval, authorization, registration or qualification of or registration with any governmental authority of the United States or the State of New York that in counsel’s experience normally would be applicable to general business entities with respect to such issuance, sale or performance, except such as have been obtained or effected under the Securities Act and the Trust Indenture Act, except that no opinion is expressed herein with respect to (i) the applicability of the U.S. federal securities law or the securities or Blue Sky laws of the various states in connection with the offer and sale of any Notes or (ii) whether the purchase of any Notes constitutes a “prohibited transaction” under Section 406 of the Employee Retirement Income Security Act of 1974, as amended, or Section 4975 of the Internal Revenue Code of 1986, as amended;

(D)           the statements set forth under the heading “Description of Debt Securities of Deutsche Bank Aktiengesellschaft” in the Prospectus and “Description of Notes” in the Prospectus Supplement, insofar as such statements purport to summarize certain provisions of the Notes and the Indenture, provide a fair summary of such provisions; and

(E)           no registration of the Bank under the Investment Company Act of 1940, as amended, is required for the offer and sale of the Notes by the Bank in the manner contemplated by this Agreement and the Prospectus.

(iii) The opinion, dated as of such date, of Davis Polk & Wardwell LLP substantially to the effect that:

(A)           the Indenture has been duly qualified under the Trust Indenture Act of 1939, as amended, and assuming that each of the Indenture and this Agreement has been duly authorized, executed, and delivered by the Bank as a matter of German law, each is a valid and binding agreement of the Bank, enforceable against the Bank in accordance with its terms, except (x) as the enforceability thereof (1) may be limited by bankruptcy, insolvency, reorganization, liquidation, moratorium and other similar laws affecting creditors' rights generally and (2) is subject to general principles of equity, regardless of whether such enforceability is considered at a proceeding in equity or law and (y) that such counsel expresses no opinion with respect to Section 7 hereof providing for indemnification and contribution;

(B)           assuming the forms of the Notes have been duly authorized by the Bank as a matter of German law, the forms of the Notes have been duly authorized and established in conformity with the provisions of the Indenture, and when the Notes have been executed by the Bank and authenticated by the Trustee or its duly appointed agent in accordance with the provisions of the Indenture, and delivered to and duly paid for by the purchasers thereof, the Notes will be entitled to the benefits of the Indenture, and will be valid and binding obligations of the Bank, enforceable in accordance with their respective terms, except as the enforceability thereof (i) may be limited by bankruptcy, insolvency, reorganization, liquidation, moratorium and other similar laws affecting creditors' rights generally and (ii) is subject to general principles of equity, regardless of whether such enforceability is considered at a proceeding in equity or law;

(C)           the execution and delivery by the Bank of the Notes, the Indenture and this Agreement and the performance by the Bank of its obligations under such agreements will not contravene any provision of applicable U.S. federal or New York State law that in such counsel’s experience is normally applicable to transactions of the type contemplated by such agreements, and no consent, approval, authorization or order of or qualification with any U.S. federal or New York State governmental body or agency that in such counsel’s experience is normally applicable to transactions of the type contemplated by such agreements is required for the performance by the Bank of its obligations under the Notes, the Indenture or this Agreement, except that no opinion is expressed herein with respect to (i) the applicability of the U.S. federal securities laws or the securities or Blue Sky laws of the various states in connection with the offer and sale of any Notes or (ii) whether the purchase of any Notes constitutes a “prohibited transaction” under Section 406 of the Employee Retirement Income Security Act of 1974, as amended, or Section 4975 of the Internal Revenue Code of 1986, as amended;

(D)           the statements relating to legal matters or documents included in the Prospectus, as amended or supplemented through the date hereof, under the captions “Description of Debt Securities of Deutsche Bank Aktiengesellschaft,” “Description of Notes,” and “Plan of Distribution (Conflicts of Interest),” in each case fairly summarizes in all material respects such matters or documents (subject to the insertion in the Notes of the maturity dates, interest rates and other similar terms thereof which are to be described in Term Sheets and supplements to the Prospectus); and

(E)           subject to the qualifications set forth therein, the discussion set forth in the prospectus supplement dated September 29, 2009 under the caption “United States Federal Income Taxation” is an accurate summary of the U.S. federal income tax matters described therein.

Notwithstanding the foregoing, the opinions described in subparagraphs (B), (C) and (D) of paragraphs 4(b)(ii) and b(iii) above, when contained in an opinion delivered on the Commencement Date or otherwise, shall be deemed not to address the application of the Commodity Exchange Act, as amended, or the rules, regulations or interpretations of the Commodity Futures Trading Commission, or the Investment Company Act of 1940, as amended, to Notes the payments of principal or interest on which, or any other payments with respect to which, will be determined by reference to one or more currency exchange rates, commodity prices, securities of entities unaffiliated with the Bank, baskets of such securities, equity indices or other factors.

The opinions of the Bank’s Legal Department and Cleary Gottlieb Steen & Hamilton LLP described in paragraphs (b)(i) and (ii) above shall be rendered to you at the request of the Bank and shall so state therein.  In addition, such opinions and the opinion described in paragraph (b)(iii) above shall expressly provide that any agent that becomes an Agent hereunder following the Commencement Date may rely on such opinion as though it were addressed to such agent (it being understood that such opinion speaks only as of the date of such opinion).

(c)           On the Commencement Date, you shall have received a certificate of the Bank, dated the Commencement Date and signed by an executive officer of the Bank, to the effect set forth in subparagraph (a)(iv) above, and to the effect that the representations and warranties of the Bank contained in this Agreement are true and correct as of such date, that the Bank has complied with all of the agreements and satisfied all of the conditions on its part to be performed or satisfied on or before such date and as to such other matters as you shall reasonably request.

(d)           [Intentionally omitted.]

(e)           On the Commencement Date, the Bank shall have furnished to you such appropriate further information, certificates and documents as you may reasonably request.

5.            Additional Agreements of the Bank.  (a) Each time the Registration Statement, the Prospectus, or the Time of Sale Information is amended or supplemented (other than by an amendment or supplement providing solely for (i) the specific terms of the Notes or (ii) a change you deem to be immaterial), the Bank will deliver or cause to be delivered forthwith to you, only if so requested by you, a certificate signed by an executive officer of the Bank, dated the date of such amendment or supplement, as the case may be, in form reasonably satisfactory to you, of the same tenor as the certificate referred to in Section 4(c) relating to the Registration Statement, the Prospectus or the Time of Sale Information as amended or supplemented to the time of delivery of such certificate.

(b)           [Intentionally omitted.]

(c)           [Intentionally omitted.]

(d)           The Bank will, pursuant to reasonable procedures developed in good faith, retain for a period of not less than three years copies of each Free Writing Prospectus and other Time of Sale Information that is not filed with the Commission in accordance with Rule 433 under the Securities Act and maintain records regarding the timing of the delivery of all applicable Time of Sale Information.

(e)           The Bank will notify the Agents in writing promptly after learning of any event or circumstance that has caused it to become an “ineligible issuer” or cease to be a “well-known seasoned issuer,” each as defined in Rule 405 of the Securities Act.

(f)           The Bank will pay any filing fees required by Rule 457 of the Securities Act in connection with filing Time of Sale Information and each Free Writing Prospectus, by the times required under the Securities Act.

6.            Certain Agreements of the Agents.  Each Agent hereby represents and agrees that:

(a) it has not and will not use, authorize use of, refer to, or participate in the planning for the use of, any Free Writing Prospectus, as defined in Rule 405 under the Securities Act (which term includes use of any written information furnished to the Commission by the Bank and not incorporated by reference into the Registration Statement and any press release issued by the Bank) other than (i) a Free Writing Prospectus that contains no “issuer information” (as defined in Rule 433(h)(2) under the Securities Act) that was not included in a previously filed Free Writing Prospectus or in the Prospectus, (ii) any Free Writing Prospectus prepared pursuant to Section 3(a) above, or (iii) any issuer or underwriter Free Writing Prospectus approved by the Bank in advance in writing;

(b) it will, pursuant to reasonable procedures developed in good faith, take steps to ensure that any Free Writing Prospectus referred to in clause (a)(i) above will not be subject to broad unrestricted dissemination;

(c) it will not, without the prior written consent of the Bank, use any Free Writing Prospectus that contains the final terms of the Notes unless such terms have previously been included in a Free Writing Prospectus filed with the Commission or otherwise made reasonably available to the purchasers of Notes;

(d) it will retain copies of each Free Writing Prospectus used or referred to by it and all other Time of Sale Information, in accordance with Rule 433 under the Securities Act;

(e) it is not subject to any pending proceeding under Section 8A of the Securities Act with respect to any offering of Notes (and will promptly notify the Bank if any such proceeding against it is initiated during such period of time after the first date of the public offering of the Notes as in the opinion of counsel for the Agents a prospectus relating to the Notes is required by law to be delivered (or required to be delivered but for Rule 172 under the Securities Act) in connection with sales of the Notes by any Agent or dealer);

(f) it shall provide, or cause its selected dealers to provide, purchasers of Notes through it a notice pursuant to Rule 173 of the Securities Act or a copy of the final Prospectus for the Notes not later than two business days following the completion of the sale;

(g) other than the Prospectus relating to particular Notes and a Free-Writing Prospectus permitted pursuant to clause (a) above, it shall not to publish or cause to be published or use any written notice, circular, advertisement, letter or communication relating to any offering or proposed offering of the Notes, including, without limitation, any communications within the meaning of Rule 134 under the Securities Act;

(h) if any Notes are to be offered outside the United States, it shall not offer or sell any such Notes in any jurisdiction if such offer or sale would not be in compliance with any applicable law or regulation or if any consent, approval or permission is needed for such offer or sale by it or for or on behalf of the Bank unless such consent, approval or permission has been previously obtained; and, subject to the obligations of the Bank set forth in Section 3 of this Agreement, the Bank shall have no responsibility for, and such Agent will obtain, any consent, approval or permission required by it for the subscription, offer, sale or delivery of Notes, or the distribution of any offering materials, under the laws and regulations in force in any jurisdiction to which it is subject or in or from which it makes any subscription, offer, sale or delivery;

(i) in acting under this Agreement and in connection with the sale of any Notes by the Bank, it shall make reasonable efforts to assist the Bank in obtaining performance by each purchaser whose offer to purchase Notes has been solicited by it and accepted by the

Bank, but it shall not have any liability to the Bank in the event any such purchase is not consummated for any reason;

(j)           [Intentionally omitted];

(k)           [Intentionally omitted]; and

(l)           in selling Notes pursuant to any offering (which agreement shall also be for the benefit of the Bank or other seller of such Notes) it will comply with all applicable rules and regulations, including the applicable provisions of the Securities Act and the Exchange Act, the applicable rules and regulations of the Commission thereunder, the applicable rules and regulations of any banking regulator or securities exchange having jurisdiction over the offering, including Rule 15c2-8 of the Exchange Act, and any other laws, rules or regulations regarding distribution of Prospectuses, suitability or diligence to accounts.

7.  Indemnification and Contribution.  (a) The Bank agrees to indemnify and hold harmless you and each person, if any, who controls you within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act from and against any and all losses, claims, damages and liabilities (including, without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such action or claim) caused by any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or any amendment thereof or the Prospectus (as amended or supplemented if the Bank shall have furnished any amendments or supplements thereto), any applicable Free Writing Prospectus or any applicable Time of Sale Information, or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such losses, claims, damages or liabilities are caused by any such untrue statement or omission or alleged untrue statement or omission based upon information relating to you furnished to the Bank in writing by you expressly for use therein.

(b)           You agree to indemnify and hold harmless the Bank, its directors, its officers who sign the Registration Statement and each person, if any, who controls the Bank within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act to the same extent as the foregoing indemnity from the Bank to you, but only with reference to information relating to you furnished to the Bank in writing by you expressly for use in the Registration Statement or any amendment thereof or the Prospectus (as amended or supplemented if the Bank shall have furnished any amendments or supplements thereto), any applicable Free Writing Prospectus or any applicable Time of Sale Information.

(c)           In case any proceeding (including any governmental investigation) shall be instituted involving any person in respect of which indemnity may be sought pursuant to either paragraph (a) or (b) above, such person (the “indemnified party”) shall promptly notify the person against whom such indemnity may be sought (the “indemnifying party”) in writing and the indemnifying party, upon request of the indemnified party, shall retain counsel reasonably satisfactory to the indemnified party to represent the indemnified party and any others the indemnifying party may designate in such proceeding and shall pay the fees and disbursements of such counsel related to such proceeding.  In any such proceeding, any indemnified party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such indemnified party unless (i) the indemnifying party and the indemnified party shall have mutually agreed to the retention of such counsel or (ii) the named parties to any such proceeding (including any impleaded parties) include both the indemnifying party and the indemnified party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them.  It is understood that the indemnifying party shall not, in respect of the legal expenses of any indemnified party in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the fees and expenses of more than one separate firm (in addition to any local counsel) for all such indemnified parties and that all such fees and expenses shall be reimbursed as they are incurred.  Such firm shall be designated in writing by you, in the case of parties indemnified pursuant to paragraph (a) above, and by the Bank, in the case of parties indemnified pursuant to paragraph (b) above.  The indemnifying party shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there were to be a final judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party from and against any loss or liability by reason of such settlement or judgment.  Notwithstanding the foregoing sentence, if at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel as contemplated by the second and third sentences of this paragraph, the indemnifying party agrees that it shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 30 days after receipt by such indemnifying party of the aforesaid request and (ii) such indemnifying party shall not have reimbursed the indemnified party in accordance with such request prior to the date of such settlement.  No indemnifying party shall, without the prior written consent of the indemnified party, effect the settlement or compromise of, or consent to the entry of any judgment with respect to, any pending or threatened action or claim in respect of which indemnification or contribution may be sought hereunder (whether or not the indemnified party is an actual or potential party to such action or claim), unless such settlement, compromise or judgment (i) includes an unconditional release of the indemnified party from all liability arising out of such action or claim and (ii) does not include a statement as to, or an admission of, fault, culpability or a failure to act, by or on behalf of any indemnified party.

(d)           To the extent the indemnification provided for in paragraph (a) or (b) of this Section 7 is unavailable to an indemnified party or insufficient in respect of any losses, claims, damages or liabilities referred to therein in connection with any offering of Notes, then each indemnifying party under such paragraph, in lieu of indemnifying such indemnified party thereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (i) in such proportion as is appropriate to reflect the relative benefits received by the Bank on the one hand and you on the other hand from the offering of such Notes or (ii) if the allocation provided by clause (i) is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Bank on the one hand and you on the other hand in connection with the statements or omissions that resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations.  The relative benefits received by the Bank on the one hand and you on the other hand in connection with the offering of such Notes shall be deemed to be in the same respective proportions as the total net proceeds from the offering of such Notes (before deducting expenses) received by the Bank bear to the total discounts and commissions received by you in respect thereof.  The relative fault of the Bank on the one hand and of you on the other hand shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Bank or by you and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

(e)           The Bank and you agree that it would not be just or equitable if contribution pursuant to this Section 7 were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to in paragraph (d) above.  The amount paid or payable by an indemnified party as a result of the losses, claims, damages and liabilities referred to in paragraph (d) above shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim.  Notwithstanding the provisions of this Section 7, you shall not be required to contribute any amount in excess of the amount by which the total discounts and commissions received by such Agent with respect to the offering of Notes referred to in paragraph (d) above that were offered and sold to the public through you exceeds the amount of any damages that you have otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission.  No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.  The remedies provided for in this Section 7 are not exclusive and shall not limit any rights or remedies which may otherwise be available to any indemnified party at law or in equity.

(f)           The indemnity and contribution provisions contained in this Section 7 and the representations, warranties and other statements of the Bank, its officers and you set forth in or made pursuant to this Agreement will remain operative and in full force and effect regardless of  any termination of this Agreement,  any investigation made by or on behalf of you or any person controlling you or by or on behalf of the Bank, its officers or directors or any person controlling the Bank and  acceptance of and payment for any of the Notes.

(g)          The obligations of each Agent under this Section 7 are several and not joint.

8.            Termination.  This Agreement may be terminated at any time either by the Bank or by you upon the giving of written notice of such termination to the other parties hereto, but without prejudice to any rights, obligations or liabilities of either parties hereto accrued or incurred prior to such termination.  If this Agreement is terminated, the provisions of the third paragraph of Section 2(a), the last sentence of Section 3(c) and Sections 3(d), 3(h), 6, 7, 9 and 13 shall survive; provided that if at the time of termination an offer to purchase Notes has been accepted by the Bank but the time of delivery to the purchaser or its agent of such Notes has not occurred, the provisions of Sections 1, 2(b), 2(c), 3(b), 3(e), 3(f), 3(h), 4 and 5 shall also survive until such delivery has been made.

9.            Notices. All communications hereunder will be in writing and effective only on receipt, and, if sent to the Agents, at the address beneath such Agent’s signature on the signature page hereof; or, if sent to the Bank, will be mailed, delivered or telefaxed and confirmed to the Bank at each of the following addresses:

Deutsche Bank AG New York Branch
60 Wall Street, Mail Stop NYC60-4008
New York, New York 10005
Attention: Treasury/US Global Note Program
Telefax:  212-797-5781

Deutsche Bank AG New York Branch
60 Wall Street, Mail Stop NYC60-0461
New York, New York 10005
Attention: Transaction Management/US Global Note Program
Telefax:  732-380-3463

Deutsche Bank AG New York Branch
60 Wall Street, Mail Stop NYC60-3610
New York, New York 10005
Attention: Legal Department/US Global Note Program
Telefax:  212-797-4563

10.           Successors.  This Agreement will inure to the benefit of and be binding upon the parties hereto and their respective successors and the officers, directors and controlling persons referred to in Section 7 and the purchasers of Notes (to the extent expressly provided in Section 4), and no other person will have any right or obligation hereunder.

11.           Counterparts.  This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

12.           Applicable Law.  This Agreement will be governed by and construed in accordance with the internal laws of the State of New York.

13.           Submission to Jurisdiction.  The Bank agrees that any legal suit, action or proceeding brought by any Agent or by any person controlling any Agent, arising out of or based upon this Agreement may be instituted in any State or Federal court in the

Borough of Manhattan, City and State of New York, and, to the fullest extent permitted by law, waives any objection which it may now or hereafter have to the laying of venue of any such proceeding, and irrevocably submits to the jurisdiction of such court in any suit, action or proceeding.  The Bank has appointed Deutsche Bank Americas Holding Corp., c/o Office of the Secretary, 60 Wall Street, New York, New York 10005, Attention: Peter Sturzinger, as its authorized agent (the “Authorized Agent”) upon which process may be instituted in any State or Federal court in the Borough of Manhattan, City and State of New York by any Agent and the Bank expressly accepts the jurisdiction of any such court in respect of such action.  Such appointment shall be irrevocable unless and until a successor authorized agent, located or with an office in the Borough of Manhattan, City and State of New York, shall have been appointed by the Bank and such appointment shall have been accepted by such successor authorized agent.  The Bank represents and warrants that the Authorized Agent has agreed to act as said agent for service of process, and the Bank agrees to take any and all action, including the filing of any and all documents and instruments, that may be necessary to continue such appointment in full force and effect as aforesaid.  Service of process upon the Authorized Agent and written notice of such service to the Bank shall be deemed, in every respect, effective service of process upon the Bank.

14.           Judgment Currency.  The Bank, on the one hand, and the Agents severally, on the other hand, agree, to indemnify the other against loss incurred as a result of any judgment or order being given or made for any amount due hereunder or under the Notes and such judgment or order being expressed and paid in a currency (the “Judgment Currency”) other than United States dollars and as a result of any variation as between (i) the rate of exchange at which the United States dollar amount is converted into Judgment Currency for the purpose of such judgment or order, and (ii) the rate of exchange at which such indemnified party would have been able to purchase United States dollars with the amount of the Judgment Currency actually received by it if such indemnified party had utilized such amount of Judgment Currency to purchase United States dollars as  promptly as practicable upon receipt thereof.  The foregoing indemnity shall constitute a separate and independent obligation of the Bank and the Agents and shall continue in full force and effect notwithstanding any such judgment or order as aforesaid.  The term “rate of exchange” shall include an allowance for any customary or reasonable premiums and costs of exchange payable in connection with the purchase of, or conversion into, the relevant currency.

15.           Headings.  The headings of the sections of this Agreement have been inserted for convenience of reference only and shall not be deemed a part of this Agreement.

If the foregoing is in accordance with your understanding of our agreement, please sign and return to us the enclosed duplicate hereof, whereupon this Agreement and your acceptance shall represent a binding agreement between the Bank and you.

Very truly yours,

DEUTSCHE BANK AKTIENGESELLSCHAFT

By	/s/ Helmut Mannhardt
	Name:	Helmut Mannhardt
Title:	Director

By	/s/ Joseph J. Rice
	Name:	Joseph J. Rice
	Title:	Director

The foregoing U.S. Distribution Agreement is hereby confirmed and accepted by the undersigned as an Agent as of the date first above written.

DEUTSCHE BANK TRUST COMPANY AMERICAS

By	/s/ Benjamin A. Pace III
	Name:	Benjamin A. Pace III
	Title:	Managing Director

By	/s/ Gary R. Pollack
	Name:	Gary R. Pollack
	Title:	Managing Director

Notices hereunder shall be sent to:

Deutsche Bank Trust Company Americas
Private Wealth Management Legal Department
60 Wall Street, 22nd Floor
New York, NY 10005

Attention:             Dmitri Handera, Counsel
Telefax:                  (212) 454-0069

EXHIBIT A

DEUTSCHE BANK AKTIENGESELLSCHAFT

GLOBAL NOTES, SERIES A

[Intentionally omitted.]

EXHIBIT B

DEUTSCHE BANK AKTIENGESELLSCHAFT

GLOBAL NOTES, SERIES A

ADMINISTRATIVE PROCEDURES

______________________

Explained below are the administrative procedures and specific terms of the offering from time to time of Global Notes, Series A (the “Notes”) on a continuous basis by Deutsche Bank Aktiengesellschaft (the “Bank”) pursuant to the U.S. Distribution Agreement, dated as of September 29, 2009 (as may be amended from time to time, the “Distribution Agreement”) between the Bank and the Agents listed on the signature pages therein (collectively or individually, the “Agent”).

The Notes will be issued as senior indebtedness of the Bank pursuant to the provisions of an indenture dated as of November 22, 2006 (as may be supplemented or amended from time to time, the “Indenture”), among the Bank, Law Debenture Trust Company of New York, as trustee and Deutsche Bank Trust Company Americas (“DBTCA”), as issuing agent, paying agent and registrar.

In the Distribution Agreement, the Agent has agreed to use reasonable efforts to solicit purchases of the Notes and the administrative procedures explained below will govern the issuance and settlement of any Program Securities sold through the Agent, as agent of the Bank.

DBTCA will be the Paying Agent, Issuing Agent and Registrar for the Notes and Deutsche Bank AG, London Branch will be the Calculation Agent with respect to Notes the terms of which require a Calculation Agent, and in each case, will perform the duties specified herein.  Each Note will be represented by either (i) a Global Note delivered to Law Debenture Trust Company of New York, as agent for The Depository Trust Company (“DTC”) and recorded in the book-entry system maintained by DTC (a “Book-Entry Note”) or (ii) a certificate delivered to the holder thereof or a person designated by such holder, a “Certificated Note”.  Except as set forth in the Indenture, an owner of a Book-Entry Note will not be entitled to receive a Certificated Note.

Administrative procedures and specific terms of the offering are explained below.  Book-Entry Notes, which may be payable in either U.S. dollars or other specified currencies, will be issued in accordance with the administrative procedures set forth in Part I hereof as they may subsequently be amended as the result of changes in DTC’s operating procedures.  Certificated Notes will be issued in accordance with the administrative procedures set forth in Part II hereof.

Unless otherwise defined herein, terms defined in the Indenture and the Notes shall be used herein as therein defined.

The Bank will advise the Agent in writing of the employees of the Bank with whom the Agent is to communicate regarding offers to purchase Notes and the related settlement details.

PART I:  ADMINISTRATIVE PROCEDURES FOR BOOK-ENTRY NOTES

In connection with the qualification of the Book-Entry Notes for eligibility in the book-entry system maintained by DTC, DBTCA will perform the custodial, document control and administrative functions described below, in accordance with its respective obligations under (i) a Letter of Representations from the Bank and DBTCA to DTC dated as of November 22, 2006 for Program Securities and (ii) any other Letters of Representations delivered by the Bank and DBTCA to DTC, from time to time, in connection with any other offering of securities issued by the Bank (the Letters of Representations referred to in clauses (i) and (ii) are referred to collectively as the “Letter of Representations”).

Issuance:
Unless otherwise specified in any Prospectus, Time of Sale Information or Free Writing Prospectus on any date of settlement (as defined under “Settlement” below) for one or more Book-Entry Notes, the Bank will issue a single global Note in fully registered form without coupons (a “Global Note”) representing up to U.S. $500,000,000 principal amount of all such Notes that have the same Original Issue Date, Maturity Date and other terms.  Each Global Note will be dated and issued as of the date of its authentication or countersignature, as the case may be, by Law Debenture Trust Company of New York.  Each Global Note on which interest is payable will bear an “Interest Accrual Date,” which will be (i) with respect to an original Global Note (or any portion thereof), its original issuance date and (ii) with respect to any Global Note (or any portion thereof) issued subsequently upon exchange of a Global Note, or in lieu of a destroyed, lost or stolen Global Note, the most recent Interest Payment Date to which interest has been paid or duly provided for on the predecessor Global Note or Notes (or if no such payment or provision has been made, the original issuance date of the predecessor Global Note), regardless of the date of authentication of such subsequently issued Global Note.  Book-Entry Notes may be payable in either U.S. dollars or other specified currencies.  No Global Note will represent any Certificated Note.

If the Term Sheet (as defined herein) provides for an extended offering period beyond the Original Issue Date, then on any subsequent date of settlement for Notes having the same Original Issue Date, Maturity Date and other terms as the Notes represented by such Global Note, Law Debenture Trust Company of New York will annotate the Global Note to indicate the change in aggregate principal amount and will notify DBTCA of such annotation. Upon such annotation DBTCA, by means of an instruction originated through DTC’s Deposit/Withdrawal at Custodian (DWAC) system, will inform DTC to reflect an increase to the aggregate principal amount of the Notes.

Denominations:
Unless otherwise specified in the applicable Term Sheet, Book-Entry Notes will be issued in principal amounts of U.S. $1,000 or any amount in excess thereof that is an integral multiple of U.S. $1,000 or, if such Book-Entry Notes are issued in a currency other than U.S. dollars, principal amounts of such currency in denominations of the equivalent of U.S. $1,000 (rounded to an integral multiple of 1,000 units of such currency), unless otherwise indicated in the applicable Term Sheet or Prospectus Supplement.  Global Notes will be denominated in principal amounts not in excess of U.S. $500,000,000.  If one or more Book-Entry Notes having an aggregate principal amount in excess of U.S. $500,000,000 would, but for the preceding sentence, be represented by a single Global Note then one Global Note will be issued to represent each U.S. $500,000,000 principal amount of such Book-Entry Note or Notes and an additional Global Note will be issued to represent any remaining principal amount of such Book-Entry Note or Notes.  In such a case, each of the Global Notes, representing such Book-Entry Note or Notes shall be assigned the same CUSIP number.

Preparation of Term Sheet/Prospectus Supplement:
If any order to purchase a Book-Entry Note is accepted by or on behalf of the Bank, the Bank will prepare a preliminary or final Prospectus Supplement and Term Sheet (together, a “Prospectus Supplement”) reflecting the terms of such Note.  The Bank (i) will arrange to file an electronic format document, in the manner prescribed by the EDGAR Filer Manual, of such Prospectus Supplement in accordance with the applicable paragraph of Rule 424(b) under the Securities Act and (ii) will, as soon as possible and in any event not later than the date on which such Prospectus Supplement is filed with the

Commission, deliver the number of copies of such Prospectus Supplement to the Agent as the Agent shall request. The Agent will cause such Prospectus Supplement to be delivered, or otherwise made available, to the purchaser of the Note.

In each instance that a Prospectus Supplement is prepared, the Agent will affix the Prospectus Supplement to Prospectuses and any other Time of Sale Information prior to their use.  Outdated Free Writing Prospectuses, Term Sheets, Prospectus Supplements and the Prospectuses to which they are attached (other than those retained for files), will be destroyed.

Settlement:
The receipt by the Bank of immediately available funds in payment for a Book-Entry Note and the authentication and issuance of the Global Note representing such Note shall constitute “settlement” with respect to such Notes.  All orders accepted by the Bank will be settled on the third Business Day pursuant to the timetable for settlement set forth below unless the Bank and the purchaser agree to settlement on another day as set out in the applicable Prospectus or Time of Sale Information, which shall be no earlier than the next Business Day.

Settlement Procedures:	Unless otherwise specified in any Prospectus or Time of Sale Information, settlement procedures with regard to each Book-Entry Note sold by the Bank through the Agent shall be as follows:

A.	In the case of a Book-Entry Note, the Agent will advise the Bank by telephone, electronically or in writing that such Note is a Book-Entry Note and of the following settlement information:

1. Principal amount.

2. Maturity Date.

3.     In the case of a Fixed Rate Book-Entry Note, the Interest Rate, whether such Note will pay interest annually, semiannually or quarterly or, in the case of a Floating Rate Book-Entry Note, the Initial Interest Rate (if known at such time), Interest Payment Date(s), Interest Payment Period, Calculation Agent, Base Rate, Index Maturity, Index Currency, Interest Reset Period, Initial Interest Reset Date, Interest

Reset Dates, Spread or Spread Multiplier (if any), Minimum Interest Rate (if any), Maximum Interest Rate (if any) and the Alternate Rate Event Spread (if any).

4. Redemption or repayment provisions, if any.

5. Ranking.

6. Settlement date and time (Original Issue Date).

7. Interest Accrual Date.

8. Price.

9. Agent’s commission, if any, determined as provided in the Distribution Agreement.

10. Specified Currency

11. Whether the Note is an Original Issue Discount Note (an “OID Note”) and if it is an OID Note, the applicability of Modified Payment upon Acceleration (and, if so, the Issue Price)

12. Whether the Note is a Renewable Note and if it is a Renewable Note, the Initial Maturity Date, the Final Maturity Date, the Election Dates and the Maturity Extension Dates.

13. Whether the Bank has the option to reset the Spread or Spread Multiplier of the Note.

14. Whether the Note is an Optionally Exchangeable Note, a Mandatorily Exchangeable Note, or any form of exchangeable Note.

15. Any other applicable provisions.

B.
The Bank will advise DBTCA by telephone or electronic transmission (confirmed in writing at any time on the same date) of the information set forth in “Settlement Procedure” “A” above. DBTCA will then assign a CUSIP number to the Global Note representing a Note and will notify the Bank and the Agent of such CUSIP number(s) by telephone as soon as practicable, except that for Optionally Exchangeable and Mandatorily Exchangeable Notes the Agent will obtain a CUSIP number for the Global Note representing such Note and will notify the Bank and DBTCA of such CUSIP number(s) by telephone as soon as practicable.

C.	DBTCA will enter a pending deposit message

through DTC’s Participant Terminal System, providing the following settlement information to DTC, the Agent and Standard & Poor’s Corporation:

1. The information set forth in “Settlement Procedure” “A” and “B” above, as applicable.

2.     The Initial Interest Payment Date for the Notes, the number of days by which such date succeeds the related DTC Record Date and, if known, amount of interest payable on such Initial Interest Payment Date.

3. The CUSIP number of the Global Note.

4. The number of Participant accounts to be maintained by DTC on behalf of the Agent and DBTCA.

D.	Law Debenture Trust Company of New York will, as applicable, authenticate, complete and deliver the Global Note.

E.	DTC will credit such Note to DBTCA’s participant account at DTC.

F.
DBTCA will enter an SDFS deliver order through DTC’s Participant Terminal System instructing DTC to (i) debit the Note to DBTCA’s participant account and credit such Note to the Agent’s participant account and (ii) debit the Agent’s settlement account and credit DBTCA’s settlement account for an amount equal to the price of such Note, less the Agent’s commission, if any.  The entry of such a deliver order shall constitute a representation and warranty by DBTCA to DTC that the Global Note representing a Book-Entry Note has been issued and authenticated.

G.
Unless the Agent or a person holding through the Agent is the end purchaser of a Note, the Agent will enter an SDFS deliver order through DTC’s Participant Terminal System instructing DTC (i) to debit such Note to the Agent’s participant account and credit such Note to the participant accounts of the Participants with respect to such Note and (ii) to debit the settlement accounts of such Participants and credit the settlement account of the Agent for an amount equal to the price of such Note.

H.	Transfers of funds in accordance with SDFS deliver

orders described in Settlement Procedures “F” and “G” will be settled in accordance with SDFS operating procedures in effect on the settlement date.

I.	DBTCA will credit to the account of the Bank maintained at DBTCA, in funds available for immediate use in the amount transferred to DBTCA in accordance with “Settlement Procedure” “G”.

J.
The Agent will confirm the purchase of such Note to the purchaser either by transmitting to the Participants with respect to such Note a confirmation order or orders through DTC’s institutional delivery system or by mailing a written confirmation to such purchaser.

K.
Monthly, DBTCA will send to the Bank a statement setting forth the principal amount of Notes outstanding as of that date under the Indentures and setting forth a brief description of any sales of which the Bank has advised DBTCA that have not yet been settled.

Settlement Procedures Timetable:
Unless otherwise specified in any Prospectus or Time of Sale Information for sales by the Bank of Book-Entry Notes through the Agent for settlement on the first Business Day after the sale date, Settlement Procedures “A” through “K” set forth above shall be completed as soon as possible but not later than the respective times in New York City set forth below:

	Settlement Procedure A-C D-F G H-I J K	Time 11:00 A.M. on the sale date 9:00 A.M. on the settlement date 10:00 A.M. on the settlement date 2:00 P.M. on the settlement date 4:45 P.M. on the settlement date 5:00 P.M. on the settlement date

If a sale is to be settled more than one Business Day after the sale date, Settlement Procedures “A” through “C” shall be completed as soon as practicable but no later than 11:00 A.M. on the first Business Day after the sale date.  If the Initial Interest Rate for a Floating Rate Book-Entry Note

has not been determined at the time that “Settlement Procedure” “A” is completed, “Settlement Procedure” “B” and “C” shall be completed as soon as such rate has been determined but no later than 11:00 A.M. respectively, on the first Business Day before the settlement date. “Settlement Procedure” “J” is subject to extension in accordance with any extension of Fedwire closing deadlines and in the other events specified in the SDFS operating procedures in effect on the settlement date.

If settlement of a Book-Entry Note, is rescheduled or canceled, DBTCA, after receiving notice from the Bank or the Agent, will deliver to DTC, through DTC’s Participant Terminal System, a cancellation message to such effect by no later than 2:00 P.M. on the Business Day immediately preceding the scheduled settlement date.

Failure to Settle:
If DBTCA fails to enter an SDFS deliver order with respect to a Book-Entry Note, pursuant to Settlement Procedure “F”, DBTCA may deliver to DTC, through DTC’s Participant Terminal System, as soon as practicable a withdrawal message instructing DTC to debit such Note to DBTCA’s participant account, provided that DBTCA  participant account contains a principal amount of the Global Note that is at least equal to the principal amount to be debited.  If a withdrawal message is processed with respect to all the Book-Entry Notes represented by a Global Note, DBTCA will mark such Global Note, “canceled,” make appropriate entries in DBTCA’s records and send such canceled Global Note, to the Bank.  The CUSIP number assigned to such Global Note shall, in accordance with the procedures of the CUSIP Service Bureau of Standard & Poor’s Corporation, be canceled and not immediately reassigned.  If a withdrawal message is processed with respect to one or more, but not all, of the Book-Entry Notes represented by a Global Note, DBTCA will exchange such Global Note for two Global Notes, one of which shall represent such Book-Entry Note or Notes and shall be canceled immediately after issuance and the other of which shall represent the remaining Book-Entry Notes previously represented by the surrendered Global Note and shall bear the CUSIP number of the surrendered Global Note.

If the purchase price for any Book-Entry Note is not timely paid to the Participants with respect to such Note by the beneficial purchaser thereof (or a person, including an indirect participant in DTC, acting on behalf of such purchaser), such Participants and, in turn, the Agent may enter SDFS deliver orders through DTC’s Participant Terminal System reversing the orders entered pursuant to Settlement Procedures “F” and “G”, respectively.  Thereafter, DBTCA will deliver the withdrawal message to Law Debenture Trust Company of New York and Law Debenture Trust Company of New York will take the related actions described in the preceding paragraph.

Notwithstanding the foregoing, upon any failure to settle with respect to a Book-Entry Note, DTC may take any actions in accordance with its SDFS operating procedures then in effect.

In the event of a failure to settle with respect to one or more, but not all, of the Book-Entry Notes to have been represented by a Global Note, Law Debenture Trust Company of New York will provide, in accordance with Settlement Procedures “D” and “F”, for the authentication and issuance of a Global Note representing the Book-Entry Notes to be represented by such Global Note and will make appropriate entries in its records.

PART II:	ADMINISTRATIVE PROCEDURES FOR CERTIFICATED NOTES

DBTCA will serve as registrar in connection with the Certificated Notes.

Issuance:
Each Certificated Note will be dated and issued as of the date of its authentication by Law Debenture Trust Company of New York.  Each Certificated Note will bear an Original Issue Date, which will be (i) with respect to an original Certificated Note (or any portion thereof), its original issuance date (which will be the settlement date) and (ii) with respect to any Certificated Note (or portion thereof) issued subsequently upon transfer or exchange of a Certificated Note or in lieu of a destroyed, lost or stolen Certificated Note, the original issuance date of the predecessor Certificated Note regardless of the date of authentication of such subsequently issued Certificated Note.

Preparation of Prospectus Supplement:
If any order to purchase a Certificated Note, is accepted by or on behalf of the Bank, the Bank will prepare a Preliminary or final Prospectus Supplement reflecting the terms of such Note.  The Bank (i) will arrange to file an electronic format document, in the manner prescribed by the EDGAR Filer Manual, of such Prospectus Supplement and in accordance with the applicable paragraph of Rule 424(b) under the Act, (ii) will promptly deliver the number of copies of such Prospectus Supplement to the Agent as the Agent shall reasonably request and (iii) will, on the Agent’s behalf, promptly file copies of such Prospectus Supplement and other related documentation with FINRA as required under its rules.  The Agent will cause such Prospectus Supplement to be delivered to the purchaser of the Note.

In each instance that a Prospectus Supplement is prepared, the Agent will affix the Prospectus Supplement to Prospectuses and any other Time of Sale Information prior to their use.  Outdated free writing prospectuses, Term Sheets, Prospectus Supplements and the Prospectuses to which they are attached (other than those retained for files), will be destroyed.

Settlement:
The receipt by the Bank of immediately available funds in exchange for an authenticated Certificated Note delivered to the Agent and the Agent’s delivery of such Note against receipt of immediately available funds shall constitute “settlement” with respect to such Note.  All offers accepted by the Bank will be settled on or before the third Business Day next succeeding the date of acceptance pursuant to the timetable for settlement set forth below, unless the Bank and the purchaser agree to settlement on another date.

Settlement Procedures:	Settlement Procedures with regard to each Certificated Note sold by the Bank through the Agent shall be as follows:

A.	In the case of Certificated Notes, the Agent will advise the Bank by telephone that such Note is a Certificated Note and of the following settlement information:

1. Name in which such Note is to be registered (“Registered Note Owner”).

2. Address of the Registered Note Owner and address for payment of principal and interest.

3. Taxpayer identification number of the Registered Note Owner (if available).

4. Principal amount.

5. Maturity Date.

6.     In the case of a Fixed Rate Certificated Note, the Interest Rate, whether such Note will pay interest annually, semiannually or quarterly or, in the case of a Floating Rate Certificated Note, the Initial Interest Rate (if known at such time), Interest Payment Date(s), Interest Payment Period, Calculation Agent, Base Rate, Index Maturity, Index Currency, Interest Reset Period, Initial Interest Reset Date, Interest Reset Dates, Spread or Spread Multiplier (if any), Minimum Interest Rate (if any), Maximum Interest Rate (if any) and the Alternate Rate Event Spread (if any).

7. Redemption or repayment provisions, if any.

8. Ranking.

9. Settlement date and time (Original Issue Date).

10. Interest Accrual Date.

11. Price.

12. Agent’s commission, if any, determined as provided in the Distribution Agreement.

13. Denominations.

14. Specified Currency.

15. Whether the Note is an OID Note and if it is an OID Note, the applicability of Modified Payment upon Acceleration (and if so, the Issue Price).

16. Whether the Note is a Renewable Note, the Initial Maturity Date, the Final Maturity Date, the Election Dates and the Maturity Extension Dates

17. Whether the Bank has the option to reset the Spread or Spread Multiplier of the Note.

18. Whether the Note is an Optionally Exchangeable Note, a Mandatorily Exchangeable Note, or any form of Exchangeable Note.

19. Any other applicable provisions.

B.	The Bank will advise DBTCA by telephone or electronic transmission (confirmed in writing at any time on the sale date) of the information set forth in Settlement Procedure “A” above.

C.
The Bank will have delivered to Law Debenture Trust Company of New York a pre-printed four-ply packet for each Note which packet will contain the following documents in forms that have been approved by the Bank, the Agent and the Trustee, as applicable:

1. Note with customer confirmation.

2. Stub One - For DBTCA.

3. Stub Two - For the Agent.

4. Stub Three - For the Bank.

D.
Law Debenture Trust Company of New York will with respect to a Note, authenticate such Note and deliver it (with the confirmation) and Stubs One and Two to the Agent.  The Agent will acknowledge receipt of the Note by stamping or otherwise marking Stub One and returning it to Law Debenture Trust Company of New York.  Such delivery will be made only against such acknowledgment of receipt and evidence that instructions have been given by the Agent for payment to the account of the Bank at DBTCA, or to such other account as the Bank shall have specified to the Agent and Law Debenture Trust Company of New York in funds available for immediate use, of an amount equal to the price of such Note less the Agent’s commission, if any.  In the event that the instructions given by the Agent for payment to the account of the Bank are revoked, the Bank will as promptly as possible wire transfer to the account of the Agent an amount of immediately available funds equal to the amount of such payment made.

E.	The Agent will deliver such Note (with confirmation) to the customer against payment in immediately payable funds. The Agent will obtain the acknowledgment of receipt of such Note by retaining Stub Two.

F.
Law Debenture Trust Company of New York will send Stub Three to the Bank by first-class mail.  Periodically, DBTCA will also send to the Bank a statement setting forth, in the case of the Notes, the principal amount of the Notes outstanding as of that date under the Indenture and setting forth a brief description of any sales of which the Bank has advised DBTCA that have not yet been settled.

Settlement Procedures Timetable:
For sales by the Bank of Certificated Notes through the Agent, Settlement Procedures “A” through “F” set forth above shall be completed on or before the respective times in New York City set forth below:

	Settlement Procedure A-C D E-F	Time 2:00 P.M. on day before settlement date 3:00 P.M. on day before settlement date 2:15 P.M. on day before settlement date

Failure to Settle:
If a purchaser fails to accept delivery of and make payment for any Certificated Note, the Agent will notify the Bank and Law Debenture Trust Company of New York and DBTCA by telephone and return such Note to Law Debenture Trust Company of New York.  Upon receipt of such notice, the Bank will immediately wire transfer to the account of the Agent an amount equal to the amount previously credited thereto in respect to such Note.  Such wire transfer will be made on the settlement date, if possible and in any event not later than the Business Day following the settlement date.  If the failure shall have occurred for any reason other than a default by the Agent in the performance of its obligations hereunder and under the Distribution Agreement, then the Bank will reimburse the Agent or DBTCA, as appropriate, on an equitable basis for its loss of the use of the funds during the period when they were credited to the account of the Bank.  Immediately upon receipt of the Certificated Note, in respect of which such failure occurred, Law Debenture Trust Company of New York will mark such note “canceled,” make appropriate entries in its records and send such Note to the Bank.

EXHIBIT C

DEUTSCHE BANK AKTIENGESELLSCHAFT

Global Notes, Series A

AGENT ACCESSION LETTER

[date]

[Name of Agent]

[Address of Agent]

Dear Sirs/Mesdames:

Deutsche Bank Aktiengesellschaft, a banking corporation organized under the laws of the Federal Republic of Germany (the “Bank”), has previously entered into a Distribution Agreement, dated September 29, 2009 (the “Distribution Agreement”), among the Bank and the other agents signatory thereto (the “Existing Agents”), with respect to the issue and sale from time to time by the Bank of the Bank’s Global Notes, Series A (the “Notes”).  The Notes will be issued under the Indenture, dated as of November 22, 2006, among the Bank, Law Debenture Trust Company of New York, as trustee (the “Trustee”), and Deutsche Bank Trust Company Americas, as issuing agent, paying agent and registrar (as may be supplemented or amended from time to time, the “Indenture”).  The Distribution Agreement permits the Bank to appoint one or more additional persons to act as agent with respect to the Notes, on terms substantially the same as those contained in the Distribution Agreement.  A copy of the Distribution Agreement, including the Administrative Procedures with respect to the issuance of the Notes attached thereto as Exhibit B, is attached hereto.

In accordance with Section 2(d) of the Distribution Agreement we hereby confirm that, with effect from the date hereof, you shall become a party to, and an Agent under, the Distribution Agreement, vested with all the authority, rights and powers, and subject to all duties and obligations of an Agent as if originally named as such under the Distribution Agreement.

Except as otherwise expressly provided herein, all terms used herein which are defined in the Distribution Agreement shall have the same meanings as in the Distribution Agreement.  Your obligation to act as Agent hereunder shall be subject to you having received copies of the most recent documents (including any prior documents referred to therein) previously delivered to the Existing Agents pursuant to Sections 4 and 5 of the Distribution Agreement and letters from the counsel referred to in Section 4(b) of the Distribution Agreement entitling you to rely on their opinions, delivered pursuant to the Distribution Agreement (to the extent such opinions do not, by their terms permit you as an Additional Agent to rely on them).

By your signature below, you confirm that such documents are to your satisfaction.  For purposes of Section 9 of the Distribution Agreement, you confirm that your notice details are as set forth immediately beneath your signature.

Each of the parties to this letter agrees to perform its respective duties and obligations specifically provided to be performed by each of the parties in accordance with the terms and provisions of the Distribution Agreement and the Procedures, as amended or supplemented hereby.

This Agreement shall be governed by the laws of the State of New York.  This Agreement may be executed in one or more counterparts and the executed counterparts taken together shall constitute one and the same agreement.

If the foregoing correctly sets forth the agreement among the parties hereto, please indicate your acceptance hereof in the space provided for that purpose below.

Very truly yours,

DEUTSCHE BANK AKTIENGESELLSCHAFT

By
Name:
Title:

By
Name:
Title:

CONFIRMED AND ACCEPTED, as of the
date first above written

[Insert name of Additional Agent and information pursuant to Section 9 of the Distribution Agreement]